UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

I.           General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above).

[ x ]	Merger

[ ]	Liquidation

[ ]	Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and this form and complete verification at the end of the form.)

[  ]           Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 thorough 10 of this form and complete verification at the end of the form.)

2.           Name of fund:
BBH Fund, Inc. (Registrant)
BBH International Equity Fund
BBH Broad Market Fund
BBH Real Return Fund
BBH Core Select

3.           Securities and Exchange Commission File No.:  811-06139

4.           Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[ x ]           Initial Application                                                      [  ]           Amendment

5.           Address of Principal Executive Office (include No. & Street, City, State, Zip Code):
40 Water Street
Boston, MA  02109

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:
Gail C. Jones
Reed Smith LLP
Federated Investors Tower
1001 Liberty Avenue
Pittsburgh, PA 15222
412-288-8260

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

BBH Fund, Inc.
40 Water Street
Boston, MA 02109
(Registrant)
Contact: Charles H. Schreiber
Telephone Number: 800-625-5759

Brown Brothers Harriman & Co.
140 Broadway
New York, NY 10005
(investment adviser)
Contact: Separately Identifiable Department
Telephone Number: 800-483-1818

Brown Brothers Harriman Trust Company, LLC
140 Broadway
New York, NY  10005
(administrator)
Contact: Separately Identifiable Department
Telephone Number: 800-483-1818

Federated Services Company
1001 Liberty Avenue
Pittsburgh, PA 15222-3779
(sub-administrator)
Contact: Charles L. Davis, Jr.
Telephone Number: 412-288-7534

Walter Scott & Partners, Limited
Millburn Tower
Gogar, Edinburgh
EH12 9BS, UK
(subadviser)
Contact: Kenneth Lyall
Telephone Number: 011-44-131-225-1357

Mondrian Investment Partners Limited
3rd Floor, 80 Cheapside
London, England
EC2V 6EE
(subadviser)
Contact: Patricia Karolyi
Telephone Number: 215-825-4500

Edgewood Services, Inc.
5800 Corporate Drive
Pittsburgh, PA  15237-7010
(distributor)
Contact: Charles L. Davis, Jr.
Telephone Number: 412-288-7534

Brown Brothers Harriman & Co.
50 Water Street
Boston, MA  02109
(custodian)
Contact: Jay Rossetti
Telephone Number: 617-772-1518

Citigroup Global Transaction Services
Two Portland Square
Portland, ME  04101
(transfer agent)
Contact: Glen Fougere
Telephone Number: 617-824-1528

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

[ x ]	Management company;

[ ]	Unit investment trust; or

[ ]	Face-amount certificate company.

9.           Subclassification if the fund is a management company (check only one):

[ x ]           Open-end                                           [  ]           Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):
Maryland

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Brown Brothers Harriman & Co.
140 Broadway
New York, NY 10005

Walter Scott & Partners, Limited
Millburn Tower
Gogar, Edinburgh
EH12 9BS, UK
(subadviser)

Mondrian Investment Partners Limited
3rd Floor, 80 Cheapside
London, England
EC2V 6EE
(subadviser)

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:
Edgewood Services, Inc.
5800 Corporate Drive
Pittsburgh, PA 15237-7010

13.	If the fund is a unit investment trust (“UIT”) provide: Not applicable

(a)	Depositor’s name(s) and address(es):

(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ]	Yes	[ x ]	No

If Yes, for each UIT state:

Name(s):

File No.:  811-_______

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ x ]	Yes	[ ]	No

If Yes, state the date on which the board vote took place: October 2, 2006 and December 11, 2006

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ x ]	Yes	[ ]	No

If Yes, state the date on which the shareholder vote took place: May 23, 2007

If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[ x ]	Yes	[ ]	No

(a)           If Yes, list the date(s) on which the fund made those distributions:
 June 12, 2007

This was a tax free reorganization of all the series of the Registrant, a Maryland corporation, into corresponding shell portfolios of BBH Trust, a newly organized Delaware statutory trust (“Successor Trust”). The Registrant transferred all of its assets belonging to the portfolios and its liabilities to the corresponding portfolios of the Successor Trust.  In exchange for the assets and liabilities, the Successor Trust then issued and distributed shares of the corresponding portfolios pro rata to shareholders of the Registrant’s portfolios.  The purpose of this transaction was to consolidate the portfolios of the Registrant and BBH Trust, a Massachusetts business trust, into a single investment company registrant that was established as a Delaware statutory trust.

(b)           Were the distributions made on the basis of net assets?

[ x ]	Yes	[ ]	No

(c)           Were the distributions made pro rata based on share ownership?

[ x ]	Yes	[ ]	No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)           Liquidations only:
Were any distributions to shareholder made in kind?

[ ]	Yes	[ ]	No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.           Closed-end funds only:
Has the fund issued senior securities?

[ ]	Yes	[ ]	No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.           Has the fund distributed all of its assets to the fund’s shareholders?

[ x ]	Yes	[ ]	No

If No,

(a)           How many shareholders does the fund have as of the date this form is filed?

(b)           Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ]	Yes	[ x ]	No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?
(See question 18 above)

[ ]	Yes	[ x ]	No

If Yes,
(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

[ ]	Yes	[ ]	No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ]	Yes	[ x ]	No

If Yes,

(a)           Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.           Information About Event(s) Leading to Request For Deregistration

22.           (a)           List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses: $72,000
Legal opinion: $8,000

(ii)	Accounting expenses: None

(iii)	Other expenses (list and identify separately):
Typesetting:
Proxy Printing: $7,031
Internet/touch tone voting/registered mailing/registered vote returns/tabulation: $57,164
Beneficial Mailing: $11,139
Beneficial Vote Returns: $37,300

(iv)	Total expenses (sum of lines (i)-(iii) above): $192,634

(b)           How were those expenses allocated?
The expenses were borne pro rata among all the portfolios of the Registrant and BBH Trust, a Massachusetts business trust, based on net assets.

(c)           Who paid those expenses?
See response to Item 22(b) above.

(d)           How did the fund pay for unamortized expenses (if any)?
Any unamortized expenses were assumed by the corresponding portfolios of the Successor Trust.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ]	Yes	[ x ]	No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.           Conclusion of Fund Business

24.           Is the fund a party to any litigation or administrative proceeding?

[ ]	Yes	[ x ]	No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ]	Yes	[ x ]	No

If Yes, describe the nature and extent of those activities:

VI.           Mergers Only

26.	(a)	State the name of the fund surviving the Merger: BBH Trust

(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-21829

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:
File Number: 811-06139
Form Type: Def 14A
Date Filed: April 16, 2007

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned stated that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of BBH Fund, Inc., (ii) she is the Secretary of BBH Fund, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information and belief.

(Signature)

/s/ Gail C. Jones
Gail C. Jones
Secretary, BBH Fund, Inc.